January 5, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Re:	Sunset Island Group, Inc. Registration Statement on Form S-1 Filed December 21, 2016 File No. 333-214643

Ladies and Gentlemen:

On behalf of Sunset Island Group, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (as amended, the “Form S-1”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1. Item 9: Description of Securities to be Registered, page 20

Please refer to prior comment 6. On page 20, you state that the exchange ratio for the acquisition of Battle Mountain Genetics was 1 for 1,000. However on page 30, you state that this exchange ratio was 1 for 10,000. Please explain this apparent inconsistency and revise your disclosure accordingly.

Response:Revised to correct the typo and correctly reflect the 1 for 1,000 exchange ratio.

2. Critical Accounting Policies, page 25

Please refer to prior comment 15. Your disclosure appears to indicate the existence of stock-based compensation plans, which are not described elsewhere in your filing. Please explain this apparent inconsistency and revise your disclosure accordingly.

Response: We have revised the Form S-1 accordingly and removed language related to stock-based compensation plans which the company does not have.

1

3. Notes to Consolidated Financial Statements Note 4--Income Taxes, page F-8

Please refer to prior comment 24. We continue to believe that your income tax disclosures contain errors and do not comply with guidance in ASC 740-10-50. For example, the meaning of the caption, “effect on operating losses” is unclear and the total for the table, “a reconciliation of income taxes computed at the statutory rate,” is incorrectly described and mathematically inaccurate. Please correct these disclosures and ensure compliance with ASC 740-10-50.

Response: We have revised the Form S-1 accordingly.

4. Exhibit 5.1

We note the statement in the legal opinion that the shares are to be offered by the Company on a best efforts basis. Please revise the legal opinion to reflect that this is a resale offering and the shares are being offered by the selling shareholders. Please also remove the assumption that the shares will be validly issued, fully paid and non-assessable “when sold pursuant to and in accordance with the Registration Statement and the documents described therein.” As the shares are currently issued and outstanding, the opinion should reflect that the shares are validly issued, fully paid and non-assessable in their current form.

Response: Revised accordingly

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Sunset Island Group

By:	/s/ Valerie Baugher
Name:	Valerie Baugher
Title:	President

2